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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                Amendment No. 2
                                       to
                                  SCHEDULE 13D

                                 --------------

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                              Bucyrus-Erie Company
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   118902105
                                 (CUSIP Number)

                                 --------------

                            J. Andrew Rahl, Jr. Esq.
                      Anderson Kill Olick & Oshinsky, P.C.
              1251 Avenue of the Americas, New York, NY 10020-1182
                                 (212) 278-1469
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 11, 1996
            (Date of Event which Requires Filing of this Statement)

                                 --------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No. 118902105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jackson National Life Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) /x/

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     Conversion of pre-bankruptcy debt and equity obligations to post-bankruptcy equity in reorganized Issuer pursuant to a Plan of Reorganization. (00).

5    CHECK  BOX  IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Michigan

NUMBER OF      7    SOLE VOTING POWER
SHARES              4,228,382
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                4,228,382
REPORTING
PERSON         9    SOLE DISPOSITIVE POWER
WITH                4,228,382

               10   SHARED DISPOSITIVE POWER
                    4,228,382

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,228,382

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.3% (*based on amount deemed outstanding as of March 15, 1996)

14   TYPE OF REPORTING PERSON*
     Life Insurance Company (IC)

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION





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CUSIP No. 118902105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PPM America, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) /x/

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     Conversion of pre-bankruptcy debt and equity obligations to post-bankruptcy equity in reorganized Issuer pursuant to a Plan of Reorganization. (00).

5    CHECK  BOX  IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              4,228,382
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                4,228,382
REPORTING
PERSON         9    SOLE DISPOSITIVE POWER
WITH                4,228,382

               10   SHARED DISPOSITIVE POWER
                    4,228,382

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,228,382

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.3% *(based  on amount deemed outstanding as of March 15, 1996)

14   TYPE OF REPORTING PERSON*
     Investment Adviser (IA)

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION






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                         AMENDMENT NO. 2 TO SCHEDULE 13D


        This Amendment relates to the Schedule 13D dated December 23, 1994 ('Original Schedule 13D'), as amended by Amendment No. 1 thereto dated April 10, 1995 ('First Amendment'), each filed by Jackson National Life Insurance Company ('JNL') and PPM America, Inc. ('PPM America') relating to the common stock, par value $.01 per share ('Common Stock'), of Bucyrus-Erie Company (the 'Issuer'). Notwithstanding this Amendment No. 2, the Original Schedule 13D and the First Amendment speak as of their respective dates. All capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

        Item 2 of the Original Schedule 13D is amended by amending Schedule I to the Original Schedule 13D, which sets forth the names of the directors and executive officers of JNL, Brooke, PPM America, PPM Ltd. and Prudential, as follows:

        Hugh Jenkins resigned on December 31, 1995 as Chairman and Director of PPM America, Chief Executive, Director and Deputy Chairman of PPM Ltd. and Director of Prudential. Accordingly, Schedule I is amended to delete references to such individual.

        Schedule I is amended to reflect the addition of the following individual. On March 4, 1996, Derek A. Higgs, a United Kingdom citizen, became a Director of The Prudential Assurance Company Limited, and on March 8, 1996, he became Chairman of Prudential Portfolio Managers Limited, which is his present principal occupation or employment. The address of the corporation in which such employment is conducted is 1 Waterhouse Square, 142 Holborn Bars, London, EC1N 2NH, England. Also, on February 19, 1996 Mr. Higgs became Director of Prudential Corporation plc. Amendment No. 2 to Schedule I attached hereto contains the requisite amended responses to Sections (a), (b), (c) and (f) of Item 2 consistent with the foregoing in the format of Schedule I.

ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4 of the Original Schedule 13D, as amended by the First Amendment, is amended to add the following additional paragraphs as follows:

        JNL has purchased from each of South Street Corporate Recovery Fund I, L.P. and South Street Corporate Recovery Fund, L.P. an aggregate of $56,393,848.12 principal amount of the

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Issuer's Secured Notes due December 14, 1999 issued pursuant to an Indenture dated as of December 14, 1994 between the Issuer and Harris Trust & Savings Bank, as trustee (the 'Secured Notes'). There remains outstanding an additional approximately $1.5 million principal amount of Secured Notes which JNL did not purchase which are held by third parties.

        The Issuer has from time to time discussed with the reporting persons the Issuer's interest in refinancing the Secured Notes and/or obtaining additional financing. The reporting persons have discussed with the Issuer from time to time various proposals for a recapitalization of the Issuer, including the possibility of obtaining additional financing from JNL. JNL has discussed a $75 million recapitalization proposal with the Issuer, the proceeds of which would refinance most, but not necessarily all, of the Secured Notes and also provide incremental financing in the form of equity to the Issuer. Such recapitalization would include $10 million revolving credit facility, a $20 million term debt facility, a $30 million subordinated debt facility and a $15 million investment in exchangeable pay-in-kind preferred stock of the Issuer, together with warrants to purchase up to 23% of the Common Stock of the Issuer, on terms to be negotiated. The Issuer is considering such proposal and may also seek alternative financing proposals from third parties as well as JNL.

        Effective March 11, 1996, the Board of Directors of the Issuer appointed Willard R. Hildebrand as President and Chief Executive Officer and a member of the Board of Directors, replacing Frank W. Miller of Miller Associates, Inc.
who had been serving as Interim President and Chief Executive Officer since August 1, 1995. On such date, F. John Stark III, a current member of the
Board of Directors of the Issuer (serving as a JNL Director), became Chairman of the Issuer's Board of Directors. Mr. Stark is Senior Vice President and General Counsel of PPM America. In addition, Charles S. Macaluso of
Investment Limited Partners L.P. and a principal of Miller Associates, Inc. became a member of the Issuer's Board of Directors. The JNL Directors have approved such changes in the Issuer's Board of Directors and senior management.

        The reporting persons may take any other action with respect to the Issuer and its securities in any manner permitted by law.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 18, 1996

                                                 JACKSON NATIONAL LIFE
                                                        INSURANCE COMPANY


                                                      /s/ F. John Stark, III
                                                 By: __________________________
                                                     Name: F. John Stark, III
                                                     Title: Attorney-in-fact


                                                 PPM AMERICA, INC.


                                                      /s/ F. John Stark, III
                                                 By: __________________________
                                                     Name: F. John Stark, III
                                                     Title: Senior Vice
                                                            President and
                                                            General Counsel

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                   AMENDMENT NO. 2 TO SCHEDULE I TO SCHEDULE 13D


                        EXECUTIVE OFFICERS AND DIRECTORS
                  OF JACKSON NATIONAL LIFE INSURANCE COMPANY,
                BROOKE LIFE INSURANCE COMPANY, PPM AMERICA, INC.
                   PRUDENTIAL PORTFOLIO MANAGERS LIMITED AND
                           PRUDENTIAL CORPORATION PLC


     The information given in sections a, b, c, and f of Item 2 of the Original
Schedule 13D as amended by Amendment No. 1 dated April 10, 1995, is amended to add the following individuals:



                    THE PRUDENTIAL ASSURANCE COMPANY LIMITED
                    ----------------------------------------
Responses to Sections (a), (b), (c) and (f) of Item 2:


(a) Name and Position:                  Derek A. Higgs, Director


(b) Business Address:                   142 Holborn Bars
                                        London, EC1N 2NH, England


(c) Present Principal Occupation         Director of The Prudential Assurance
    Employment and the Name,             Company Limited
    Principal Business and Address
    of any Corporation or other
    Organization in which such
    Employment is conducted:


(f) Citizenship:                         U.K.




               PRUDENTIAL PORTFOLIO MANAGERS LIMITED ("PPM Ltd.")


             RESPONSES TO SECTIONS (A), (B), (C) AND (F) OF ITEM 2:


(a) Name and Position:                 Derek A. Higgs, Chairman


(b) Business Address:                  142 Holborn Bars
                                       London, EC1N 2NH, England


(c) Present Principal Occupation       Director of The Prudential Assurance
    or Employment and the Name,        Company Limited
    Principal Business and Address
    of any Corporation or other
    Organization in which such
    Employment is conducted:


(f) Citizenship:                       U.K.



                   PRUDENTIAL CORPORATION PLC ("Prudential")


             RESPONSES TO SECTIONS (A), (B), (C) AND (F) OF ITEM 2:


(a) Name and Position:                    Derek A. Higgs, Director



(b) Business Address:                     142 Holborn Bars
                                          London, EC1N 2NH, England


(c) Present Principal Occupation          Director of The Prudential Assurance
    or Employment and the Name,           Company Limited
    Principal Business and Address
    of any Corporation or other
    Organization in which such
    Employment is conducted:


(f) Citizenship:                          U.K.




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